UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Joseph L. Maggini
c/o Magic Steel Corporation
4242 Clay Street, S.W. Suite 200
Grand Rapids, Michigan 49548
                                      (616) 532-4071
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              September 10, 2003
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 5 Pages
----------------------                                         -----------------

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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph L. Maggini

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [X]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     422,765
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                                   0
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                      422,765
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         422,765
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- ----------------------------------------------------------------------------------------------------

Item 1.    Security and Issuer.

        This Schedule 13D relates to the common shares, $.01 par value per share, of Meritage Hospitality Group Inc. (“Meritage”), a Michigan corporation. Meritage’s principal executive offices are located at 1971 East Beltline Ave., N.E., Grand Rapids, Michigan 49525.

Item 2.    Identity and Background.

(a)	Joseph L. Maggini

(b)	c/o Magic Steel Corporation, 4242 Clay Street, S.W., Grand Rapids, Michigan 49548.

(c)	Mr. Maggini is the President and Chairman of the Board of Magic Steel Corporation.

(d)	Mr. Maggini, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Maggini, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maggini being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

        Personal funds were used to acquire the common shares described in Item 5 below.

Item 4.    Purpose of Transaction.

            Mr. Maggini acquired his present position for investment purposes. From time to time, Mr. Maggini may acquire additional common shares, or dispose of such common shares.

           Pursuant to a private equity offering, on September 10, 2003, Mr. Maggini entered into a subscription agreement with Meritage to acquire 166,666 Meritage common shares, and to acquire warrants to purchase an additional 166,666 Meritage common shares which are not exercisable until one year from date of issuance. The purchase is conditioned upon Meritage raising at least $4.0 million under the offering. The offering is being made in units of $6.00 each, with each unit consisting of one common share and warrants to purchase one common share. The warrants are divided into one-half each of a Class A Warrant to purchase one common share at a price of $6.00 per share expiring six years from the date of issuance, and a Class B Warrant to purchase one common share at a price of $9.00 per share expiring nine years from the date of issuance.

           Other than as set forth above, Mr. Maggini has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;

Page 3 of 5 Pages

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meritage or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries;

(d)	any change in the present board of directors or management of Meritage, including any plans to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Meritage;

(f)	any other material change in Meritage’s business or corporate structure;

(g)	changes in Meritage’s articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

(h)	causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	causing a class of equity securities of Meritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)	Mr. Maggini beneficially owns 249,099 common shares, holds options for 7,000 common shares pursuant to Meritage’s Directors’ Share Option Plan which are or will become exercisable within 60 days, and has entered into a subscription agreement to acquire 166,666 common shares from Meritage pursuant to a private equity offering described in Item 4 above. See also page 2, nos. 11 and 13.

(b)	See page 2, nos. 7, 8, 9 and 10.

(c)	In the past 60 days, the following transactions involving Mr. Maggini occurred:

On September 10, 2003, Mr. Maggini entered into a subscription agreement to acquire 166,666 common shares from Meritage pursuant to a private equity offering of common shares described in Item 4 above.

(d)	None.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

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Item 7.    Materials to be Filed as Exhibits.

None.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2003	/s/Joseph L. Maggini —————————————— Joseph L. Maggini

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